UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   [_]            Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                           Yes   [_]            No    [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:  June 4, 2004                        By: /s/ Karen L. Dunfee
                                               -------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary


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                                                               [GRAPHIC OMITTED]
                                                            [LOGO - TECKCOMINCO]
                        --------------------------------------------------------


                                                           EXTERNAL NEWS RELEASE
                                                                        04-17-TC


For Immediate Release: June 4, 2004


                              POGO PROJECT UNDERWAY

                    POGO PROJECT FEASIBILITY STUDY COMPLETE -
                       FULL SCALE CONSTRUCTION PROCEEDING


Vancouver, B.C. -- Teck Cominco Limited ("Teck Cominco"), Sumitomo Metal Mining Co. Ltd. ("SMM") and Sumitomo Corporation ("SC"), the participants in the Pogo Joint Venture, jointly announced today the completion and approval of the final feasibility study and production program for the Pogo Project. The construction schedule contemplates initial gold production in March, 2006. Production is expected to ramp up to commercial production rates by the end of August, 2006.

All major project permits have been received and an administrative appeal of the key water discharge permit for the mine has been withdrawn. The settlement of outstanding permitting issues and approval of the feasibility study has allowed the remobilization of the Pogo Project construction workforce and the commencement of full scale project construction.

Teck Cominco Senior Vice President Doug Horswill said: "We are pleased to be back at work on the Pogo Project. On behalf of the joint venture, I would like to thank and acknowledge the efforts of Alaska Governor Frank Murkowski, DNR Commissioner Tom Irwin, the Interior Alaska Legislative delegation, and all others who provided the broad community support that contributed to the successful resolution of the administrative appeal."

Approximately 600 loads of materials and supplies were mobilized to site over a winter road in February and March, 2004. A construction camp is in place and site preparation work is underway. The construction of a 49 mile all-weather road from the mine site to the Richardson highway is expected to be completed by September, 2004.

The Pogo Project is located approximately 90 miles southeast of Fairbanks, Alaska. It will be developed as a 2,500 ton per day underground gold mine and mill producing 350,000 to 500,000 ounces of gold per year over a 10 year mine life.

Annual production during the first three full years of commercial production is expected to be approximately 460,000 ounces of gold.



                              TECK COMINCO LIMITED
                  200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com

Reserve and resource estimates for the project (100%) are as follows:

                                   TONS (000'S)             GRADE (OZ/TON)
                                   ------------             --------------
           RESERVES
           Probable                    7,700                        0.48

           RESOURCES
           Indicated                     800                        0.26
           Inferred                    1,400                        0.49

Teck Cominco, SMM and SC consider that there is substantial potential for additions to reserves through near mine exploration.

Project capital costs have escalated since the interim feasibility study completed in the fourth quarter of 2002, primarily due to the weaker U.S. dollar and changes in steel and oil prices. Capital costs, exclusive of interest, escalation and suspension and remobilization costs associated with the permit appeal are now estimated to be approximately $280 million. Teck Cominco, SMM and SC intend to finance construction through cash on hand and corporate credit facilities.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada with assets totalling approximately $5.5 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at WWW.TECKCOMINCO.COM.


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For further information, please contact:

Tom Merinsky
(604) 685-3007